

Brennan Collins · 3rd

PwC

Product & Strategy | Mission-Driven | Passionately Curious | Impact at Scale

Dallas-Fort Worth Metroplex · Contact info

500+ connections

Activity

1,345 followers

Posts Brennan created, shared, or commented on in the last 90 days are displayed here.

See all activity

Experience

PwC
2 yrs 4 mos

VP Product Strategy | AI Products & Legal Business Solutions
Full-time
Oct 2020 – Present · 1 yr 1 mo
Dallas-Fort Worth Metroplex

Leading the product strategy and product management of AI-enabled products created for the legal industry. Solutions include the use of NLP, information extraction, and AI-driven analysis.

Also serving as a leader of the "PwC Product Management Chapter," a community that cultivates and empowers over 100 product managers and growing.

VP Product Management | RegRanger (Healthcare Startup) | PwC New Ventures
Full-time
Jul 2019 – Oct 2020 · 1 yr 4 mos
Dallas/Fort Worth Area

Led a startup team of 35 through the customer discovery, launch, and growth stages of product and business creation for RegRanger, an AI-powered healthcare regulatory research platform.

...see more

PwC RegRanger | Digitally enabling you...

HealthMine
4 yrs 3 mos

VP Strategy & Business Development
Jul 2018 – Jul 2019 · 1 yr 1 mo
Dallas-Fort Worth Metroplex

Responsible for strategy of the business as well as driving new opportunities through partnerships and evangelism.

VP Product
Full-time
May 2015 – Jul 2018 · 3 yrs 3 mos
Dallas/Fort Worth Area

Executive team member, responsible for product strategy, product management, product marketing, design, data science, analytics, market intelligence, business development, and sales engineering. As the first head of product, established all disciplines and hired 20+ FTEs.

...see more

Digital Health Products.pdf

Sr. Product Manager
MedAssets
Mar 2013 – May 2015 · 2 yrs 3 mos
Plano, TX

MedAssets is a performance improvement company focused on helping health systems realize financial and operational gains so that they can sustainably serve the needs of their patient community.

...see more

PRGX

3 yrs 7 mos

Product Manager

Mar 2010 – Mar 2013 · 3 yrs 1 mo

Atlanta, GA

Created multiple SaaS products for a financial services firm that improved business efficiency and enabled new strategic ventures. As the first product manager for the company, crafted a product management practice from scratch while designing and launching two SaaS products. Hired and led multiple other product managers.

Sr. Business Analyst

Full-time

Sep 2009 – Mar 2010 · 7 mos

Atlanta, Georgia, United States

Business Technology Analyst

Deloitte Consulting

Feb 2007 – Jun 2009 · 2 yrs 5 mos

Business Process Design and Functional ERP Configuration Consultant of Oracle E-Business Suite implementations. Analyzed and redesigned business processes to eliminate waste while configuring ERP software solutions to improve effectiveness for Fortune 500 customers.

Education

Texas A&M University

Bachelor of Science, Mechanical Engineering, Magna Cum Laude

Activities and Societies: Lacrosse | One Army: Texas Aggie Men United | Fish Camp

Licenses & certifications

Human-Centered Design

PwC

Issued Sep 2020 · No Expiration Date

See credential

Practical Product Management

Pragmatic Marketing

Issued Feb 2012 · No Expiration Date